

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Mike Silvestrini
Managing Partner
Energea Portfolio 4 USA LLC
62 Clementel Dr
Durham, Connecticut
06422

> **Re: Energea Portfolio 4 USA LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 15, 2024**
> **File No. 024-12389**

Dear Mike Silvestrini:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1.   We note the revisions you made in response to prior comment 2. However, Part I indicates that you are offering 50M shares at a price of $1.08 per share, which would yield an offering size of $54M. Conversely, if you offer $50M of securities at the $1.08 per share price as the offering circular suggests, this would result in only approximately 46.3M shares being offered, rather than 50M shares. Please revise to reconcile the disclosures.

Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David H. Roberts, Esq.